1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

April 8, 2010

via messenger and edgar submission

Karen Garnett, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Commodity Index Funds Trust Amendment No. 1 to Registration Statement on Form S-1 Filed February 12, 2010 Registration No. 333-164024

Dear Ms. Garnett:

On behalf of the United States Commodity Index Funds Trust (the “Registrant”), enclosed for your convenience is a courtesy copy of Amendment No. 2 (the “Amendment”) to the above-captioned Registration Statement on Form S-1.  The Amendment was filed with the Commission on April 8, 2010.  The enclosed copy has been marked to show changes from Amendment No. 1 to the Registration Statement.  In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of March 16, 2010 to the Registration Statement.  Each of your comments is set forth below, followed by the Registrant’s response.

Karen Garnett, Esq.
April 8, 2010

General

1.
We note your response to our prior comment 2, which focused on marketing materials.  Please confirm, if true, that you will not use any graphics, maps, photographs, or other artwork including logos in your prospectus.

Response:  At this time, the Registrant does not intend to use any graphics, maps, photographs or other artwork in the prospectus.  If the Registrant decides to use such materials in the prospectus, it will submit such materials to the staff to be reviewed prior to first use.

2.
We note your response to our prior comment 3.  Our comment sought disclosure regarding limits, if any, on your ability to make investments other than commodity-related investments.  Please disclose whether there are any limits on your ability to make investments other than commodity-related investments.

Response:  The Registrant has no intention of making any investments not already described in the prospectus.  As previously noted, the Registrant’s investment objective is to have the daily changes in percentage terms of its units’ net asset value reflect the daily changes in percentage terms of the SummerHaven Dynamic Commodity Index Total Return (the “Index”) less USCI’s expenses.  The Index is composed of 14 futures contracts that are selected for inclusion in the Index on a monthly basis.  In order for the Registrant to track the Index, it will purchase futures contracts or other commodity-related interests that mirror the commodities selected to comprise the Index each month.  Aside from investments in futures contracts and other commodity interests, the Registrant will use the proceeds not required to be posted as margin to invest in Treasuries, cash and/or cash equivalents.  While the Registrant’s Amended and Restated Declaration of Trust and Trust Agreement will not explicitly prohibit it from making  investments in other instruments, the Registrant has not disclosed to its investors nor does it  intend to do so because investments unrelated to the commodities that comprise the Index would make it extremely difficult for the Registrant to achieve its investment objective.  The investment objective of the Registrant is to be neutral and to track the changes in the Index, not attempt to outperform it or another index or benchmark.  In addition, if the Registrant were to make investments other than in commodity interest or Treasuries, cash and/or cash equivalents, it would run the risk of being an investment company.  As a result of the foregoing, we do not believe that the requested disclosure is necessary or material to investors.

3
We note your response to prior comment 10.  It is not clear why the continuation of your redemption program would preserve the continuous nature of the offering in the event that offers and sales are suspended.  Please provide us with a further analysis of why you believe such a suspension, however unlikely, would not constitute a delayed offering.  In addition, please clarify how long you would expect a “temporary extension to last.

Karen Garnett, Esq.
April 8, 2010

Response:  In connection with the proposed offering, the Registrant is relying on Rule 415(a)(1)(ix) of the Securities Act of 1933, as amended (the “Securities Act”) which permits the offering of securities “which will be commenced promptly, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness.”  The proposed offering clearly has these characteristics.  On the day following effectiveness of the Registration Statement, the Registrant will issue one or more Creation Baskets to the Initial Authorized Purchaser who will then sell come or all of the units comprising the Creation Basket(s) to the public.  The offering will continue as long as there remain registered units or until three years from the date of effectiveness, pursuant to Rule 415(a)(5) of the Securities Act.  The Registrant has no intention of suspending the sale of units at any time during the proposed offering; however, in an abundance of caution, it included disclosure regarding the possibility that extraordinary events could occur that may cause the Registrant to suspend the offering recognizing that such an occurrence, however remote, could materially and adversely affect investors in the proposed offering.  In fact, any issuer that conducts a continuous offering may be confronted with extraordinary events that may lead to a suspension of the offering.  The remote possibility that a suspension may occur does not make a continuous offering a delayed offering.

A critical distinction between a delayed offering and a continuous offering is that a delayed offering does not commence promptly and may be made at some point in the future following effectiveness of the registration statement.  Issuers who conduct delayed offerings are able to set forth the materials terms of a delayed offering from a shelf registration statement by means of a prospectus supplement.  In addition, since delayed offerings may only be made using Form S-3, periodic and current reports filed by the issuer are automatically incorporated by reference into the S-3.  By way of contrast, the terms of the proposed offering are clearly stated in the registration statement that will be declared effective and are not subject to change.  To the extent any of the material terms of the proposed offering were to change, the Registrant would be required to file a post-effective amendment to the Registration Statement which would be subject to staff review and would have to be declared effective by the staff.

For the foregoing reasons, the proposed offering has none of the characteristics of a delayed offering and is not subject to the restrictions set forth in Rule 415(a)(x) of the Securities Act.

Karen Garnett, Esq.
April 8, 2010

Cover Page of Prospectus

4.
We note your response to our prior comment 8; however, we continue to believe that all pricing information relating to this offering should be disclosed on the prospectus cover page.  Please revise as previously requested to disclosure the offering price Authorized Purchasers will pay following the initial purchase of the creation units by the initial Authorized Purchaser and the price at which Authorized Purchasers will offer the units to the public.  Refer to Item 501(b)(3) of Regulation S-K

Response: The Registrant has moved the disclosure relating to the offering price to Authorized Purchasers and the offering price from Authorized Purchasers to the public to the cover page of the prospectus.

Breakeven Analysis, page 7

5.	Please tell us why you omitted from the table the line item for “Other Fund Fees and Expenses.” We note the list of these fees provided on page 10.

Response: The Registrant removed the line item entitled, “Other Fund Fees and Expenses” since all of the expenses under this line item will be paid by the United States Commodity Funds LLC, the Registrant’s sponsor (the “Sponsor”), and will not be incurred by the Registrant.  The breakeven table is designed to show the fees and expenses to be paid by the Registrant during the 12 months following the commencement of the offering and the effect of such fees and expenses on a hypothetical investment.  Since the Registrant will not be paying the fees and expenses under this line item, it has been excluded from the breakeven table.

6.
Footnote (3) states that assuming that futures commission merchants charge approximately $4.00 per Futures Contract for each purchase or sale, the annual futures commission merchant charge would be approximately $784 (196 total Futures Contract transactions (98 purchases and 98 sales) multiplied by 12 times per year multiplied by $4.00).  This $784 calculation does not appear to be correct.  Please revise or advise.

Response: The Registrant has revised this footnote pursuant to your comment.

7.
Refer to footnotes (5), (6), and (7).  Please tell us the basis for assuming that USCI has $30 million in assets and why you believe the assumption is appropriate.  Also, please clarify why it is necessary to make this assumption for purposes of calculating the break-even amount and explain the impact on the break-even number if the value of USCI’s assets is higher or lower than $30 million.

Response: Compliance Rule 2-13 promulgated by the National Futures Association (“NFA”) requires that commodity pools include a breakeven analysis in tabular form that shows the fees and expenses expected to be incurred by the commodity pool during the following year and the effect such fees and expenses would have on a hypothetical investment.  The Registrant, therefore, is required to estimate the assets under management at the end of one year following the commencement of the offering in order to complete the breakeven table.  The Sponsor estimates that the Registrant will have $30 million in assets one year from the commencement of the offering.  This estimate is based on management’s experience in managing other commodity pools and its knowledge of the industry.  By way of support, the Sponsor manages seven public commodity pools that, as of March 22, 2010, have average assets of $725 million.  In addition, as of the same date, five of the Sponsor’s seven public pools have assets greater than $30 million.  The Registrant has further presented the breakeven point if only one creation basket is sold in footnote 7 to the breakeven table.

Karen Garnett, Esq.
April 8, 2010

8.	Please revise footnote (5) to provide a cross-reference to a more detailed discussion of your fee-sharing arrangement with the Related Public Funds for independent directors and officers’ fees.

Response:  Since the filing of Amendment No. 1 to the Registration Statement, the Registrant has entered into an Amended and Restated Declaration of Trust and Trust Agreement (the “Trust Agreement”).  The Trust Agreement does not provide for any fee-sharing arrangements between the Registrant and the Related Public Funds.  As a result, this line item has been removed from the breakeven analysis, and all disclosure relating to any such fee-sharing arrangements has been deleted from the Amendment.

What are the Risk Factors Involved With an Investment in USCI?, page 12

The net asset value calculation of USCI may be overstated or understated, due to the valuation method employed …, page 21

9.
We note your response to our prior comment 16 but do not see the amended disclosure that addresses our prior comment.  Please expand this risk factor address the risks and uncertainties associated with valuing over-the-counter investments and other Commodity-Related Investments that you may hold.

Response: The Registrant has revised its disclosure in response to your comment.

The Index reflects commodities in the energy, precious metals, industrial …, page 24

10.
The revised percentage figures as of January 31, 2010 that are used in this risk factor do not add up to 100% nor do they correspond to the figures disclosed in the pie chart on page 64.  Please advise or revise.

Response: The Registrant has revised its disclosure in response to your comment.

Karen Garnett, Esq.
April 8, 2010

Performance of the Related Public Funds, page 37

11.
Please update the performance tables to reflect the year ended December 31, 2009 or tell us why you are unable to do so.  Similarly, please update the hypothetical performance results beginning on page 66 or tell us why you are unable to do so.

Response:  The Registrant has updated the performance data so that it is current through February 28, 2010.  The NFA requires that performance data for the offered pool and other pools managed by the commodity pool operator or any commodity trading advisor employed by the commodity pool operator to be current within three months.

What is the Index?, page 60

12.
We note your response to our prior comment 24 and your revised disclosure, which includes technical definitions for terms contained in the table on page 67.  Please additionally provide a more clear explanation for “Annualized volatility” and the “Annualized Sharpe Ratio.”

Response:  The Registrant has revised its disclosure in response to your comment.  Specifically, the Registrant has provided Plain English definitions of what is depicted by “Annualized Volatility” and the “Annualized Sharpe Ratio.”

Composition of the Index, page 63

13.	We note your response to our prior comment 26. Please revise to provide the same clarifications in your disclosure that you provided in your response.

Response:   The Registrant has revised its disclosure in response to your comment.

Commodity Selection, page 63

14.
We note your response to our prior comment 27 and the revised disclosure at the bottom of page 63.  Pease revise further to clarify what it means to “rank in descending order” the 27 eligible commodities and what the term “highest scores” mean.  Please also explain how the two factors used to rank the 27 eligible commodities are weighted and provide a clear, easy-to-understand explanation of each of these two factors.  Consider adding an example to help you explain this process.  Additionally, please state that the methodology used to select the components of the Index is based solely on quantitative data and not subject to human bias.

Response:  The Registrant has revised its disclosure in response to your comment.  In addition, in order to illustrate how the selection process works, the Registrant has included an example, as suggested in your comment.

Calculating NAV, page 75

Karen Garnett, Esq.
April 8, 2010

15.
You disclose that the Administrator will use the closing prices on the relevant Futures Exchanges of the Benchmark Component Futures Contracts for the contracts traded on the Futures Exchanges, but will calculate or determine the value of all other USCI investments using market quotations, if available, or other information customarily used to determine the fair value of such investments.  Please describe in more detail the “other information” that is customarily used to determine the fair value of such investments.

Response:  “Other information” customarily used in determining fair value includes information consisting of market data in the relevant market supplied by one or more third parties including, without limitation, relevant rates, prices, yields, yield curves, volatilities, spreads, correlations or other market data in the relevant market; or information of the types described above from internal sources if that information is of the same type used by the Registrant in the regular course of its business for the valuation of similar transactions. The information may include costs of funding, to the extent costs of funding are not and would not be a component of the other information being utilized. Third parties supplying quotations or market data may include, without limitation, dealers in the relevant markets, end-users of the relevant product, information vendors, brokers and other sources of market information.

Utilizing such other information in connection with the valuation of derivative instruments is consistent with Accounting Standards Codification 820 – Fair Value Measurements and Disclosures (formerly referred to as FAS 157) as well as International Swaps and Derivatives Association, Inc., or ISDA, market standards.

16.	Please revise to clarify whether the indicative fund value includes intraday valuations of USCI investments that are not futures contracts traded on an exchange.

Response:  The requested disclosure already appears on pages 75-76 of Amendment No. 1 to the Registration Statement.  The indicative fund value does not include the valuations of investments that are not futures contracts traded on an exchange.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 80

The Sponsor and SummerHaven Have Conflicts of Interest, page 86

17.
You state that the officers, directors and employees of the Sponsor and SummerHaven do not devote their time exclusively to USCI.  Please disclose the percentage of time that officers, directors and employees of the Sponsor and SummerHaven will devote to USCI.

Response: Such disclosure is included in the Risk Factors section of the prospectus. In response to the staff’s comment, the Registrant has included a cross-reference to such disclosure.

Karen Garnett, Esq.
April 8, 2010

18.
Refer to the last sentence of the last full paragraph on page 86.  Please revise to explain this potential conflict in more detail.  Clarify the nature of the conflict and the potential impact on you if the Sponsor’s or Summer Haven’s principals trade their accounts more aggressively or take positions in their accounts that are opposite, or ahead of, the positions taken by USCI.

Response:  The Registrant notes that both SummerHaven and the Sponsor have adopted policies that prohibit individuals employed by either entity from trading commodity interests from their personal accounts.  As a result, the Registrant has re-examined its disclosure and determined that, because of the policies of both the Sponsor and SummerHaven that prohibit employees trading for their own account, such activities do not represent a potential conflict of interest.  The Registrant has removed this disclosure from the Amendment.

Financial Statements, page F-1

19.
We note you intend to file the financial statements for the United States Commodity Index Fund (Fund), which represents a commodity pool that is a series of United States Commodity Index Funds Trust (Trust).  Given that the Trust is a Registrant, please tell us how you have complied with Article 3 of Regulation S-X, which requires the financial statements of the Registrant.

Response: Audited financial statements of both the Registrant, the trust, and USCI, the series, have been included in the Amendment.

Statement of Additional Information, page SAI-1

20.
The Statement of Additional Information should be included as part of your prospectus following the financial statements and preceding any appendixes.  Please re-number the pages of your Statement of Additional Information so that they are consecutive with the first part of the prospectus.

Response:  The Registrant has chosen to delete the Statement of Additional Information section from the Amendment.

*                      *                       *

We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Karen Garnett, Esq.
April 8, 2010

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.